Mail Stop 3561

September 11, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Jan E. Chason
 Executive Vice President and Chief Financial Officer
CKRUSH, INC.
336 West 37th Street, Suite 410
New York, NY 10018

>   **Re: Ckrush, Inc.**
>   **Supplemental response letter dated August 2007 regarding the Form 10-KSB**
>   **for the year ended December 31, 2006**
>   **File No. 0-25563**

Dear Mr. Chason:

       We have reviewed your supplemental response letter to us dated August, 2007 in response to our letter of comment dated July 30, 2007 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management's Discussion and Analysis

Year Ended December 31, 2006 versus Year Ended December 31, 2005, page 19

1.   We have reviewed your response to prior comment 2. Please expand your proposed
        future filing disclosures to also quantify the amount of significant impairment losses
        and/or costs written-off, by film or project, for each period for which financial statements
        are provided. In addition, for clarity, the discussion should also indicate the year of the
        film's release and the amount of revenue attributed to each film or project for each year
        presented.

2.   We have reviewed your response to prior comment 3. We note that you will revise
        disclosures in future filings to explain the nature of and reasons for individually
        significant components of other income and expenses. We note that your MD&A
        disclosures in the June 30, 2007 Form 10-QSB does not provide detailed discussions of
        these items for the comparative fiscal year 2006 interim period. For example, the fiscal
        year 2006 statement of operations line item "gain on settlement with related parties"
        shown in the June 30, 2007 Form 10-QSB has not been sufficiently described, as
        compared with the details provided in supplemental response number 3(a) of your draft
        letter dated August 2007. Upon resolution of the related comments below, please revise
        and expand the disclosures in future filings beginning with your September 30, 2007
        Form 10-QSB.

3.   Refer to Item (a) of your response to prior comment 3. You appear to have entered into a
        "binding" term sheet on February 10, 2005 according to the filed agreements. However,
        your footnote refers to a settlement agreement dated November 11, 2005. Please indicate
        the commitment date and clarify in your footnote. If there was a subsequent amendment
        to the original agreement in November 2005, please tell us when and how this
        amendment was filed and indicate the beneficial ownership interest held by these
        counterparties as of the date of the amended agreement. Finally, please tell us the date
        upon which you valued the equity instruments and why.

4.   It appears that the settlement of the recorded loans and related payables, including those
        relating to consulting services received, may be accounted for under SFAS 15. We refer
        to the guidance in paragraph 4 of the Statement. However, it is not appropriate to
        account for the settlement of unrecorded sums due and payable in the future under a
        contract for future services under SFAS 15. If this was the case, you should allocate the
        settlement payment between payments relating to recorded obligations and payment for
        termination of the service contract. In these circumstances, the portion of the payment
        allocable to the contract termination fee would be accounted for as an expense in the
        operating section of the income statement. If the present value of the future obligations
        was recorded on your balance sheet, please explain your basis in GAAP for your
        accounting, including how this present value was derived and when it was recorded.

Your response should be detailed and specific. Illustrate, in dollar terms, your accounting entry to record the obligation and the entries recorded in subsequent periods as the services are received and the payments are due. We may have further comments upon review of your response.

5.   Please show us, in dollar terms, the accounting entry you recorded in your financial statements to account for the settlement described in Response 3(a). Explain how the future service obligations are recorded in this entry.

6.   Please refer to Item (b) of your response to prior comment 3. We assume that the statute of limitations has run out on the liabilities you have derecognized. If this is not the case, please explain in greater detail why you believe that the debtor has met condition (b) of paragraph 16 of SFAS 140.

7.   Please refer to Item (c) of your response to prior comment 3. You state that you indemnified Kushner for any liability resulting from his service as a director or officer "subject to the limitations of the Delaware corporate statute." As you are aware, the indemnification of officers or directors by the company for certain types of liabilities are, in the opinion of the Securities and Exchange Commission, against public policy and are therefore unenforceable. Please confirm that your indemnifications do not fall into this category or advise.

Liquidity and Capital Resources, page 20

8.   We have reviewed your response to prior comment 4. We note you will provide disclosures of any financial commitments, loans, or advances from officers, directors or shareholders in future filings. With respect to your disclosure in the third paragraph on page 21, please revise to clarify the fact that your "independent accountants have raised substantial doubts" regarding your ability to continue as a going concern, in a manner consistent with your discussion of risk factors on page 8. In this regard, we invite your attention to the interpretive guidance included in our Release Nos. 33-8350 and 34-48960. One of the principal objectives of MD&A is to provide information about the quality and potential variability of earnings and cash flow, so that readers can ascertain the likelihood that past performance is that past performance is indicative of future performance. We would consider the expression of substantial doubt in the independent accountants' report a significant event or uncertainty that constitutes a qualitative factor which is peculiar to, and necessary for, an understanding and evaluation of your particular company.

Note 4. Film Costs and Minority Interests, page F-12

9.   We have reviewed your response to prior comment 6. Please expand your disclosures to also provide a table of the significant components reflected in the balance sheet line item "Minority Interests," including that of minority interests for the "LiveMansion: The Movie" project. Please supplementally provide us with a schedule of activity in this

balance sheet account for fiscal 2006. In addition, please show us how these cash receipts and the disbursements of each type appear in the fiscal 2006 cash flow statement.

10.   These arrangements appear, in substance, to be subject to the guidance in EITF 88-18, including Issue 2, thereunder. Please discuss the consideration given to this guidance. To the extent that your accounting differs significantly from the EITF guidance, please explain why you believe that your present accounting methodology is appropriate. Separately address guaranteed arrangements and non-guaranteed arrangements in your response.

11.   We have reviewed your response to prior comment 7. Please provide us with your detailed computation in arriving at the minority interest income of $833,313 recorded in fiscal 2006. In addition, expand your disclosures in MD&A to discuss the impairment related to these films, including your offset of the guaranteed return of investment to one investor.

Note 5. Accounts Payable and Accrued Expenses, page F-14

12.   We note your response to prior comment 9. For clarity, please provide appropriate disclosures in future filings as to this accrued liability, given that you disclose elsewhere in the filing that you have not paid dividends on your common stock in the past.

Controls and Procedures, page 23

13.   We have reviewed your response to prior comment 12. Please revise your disclosures to indicate, if true, that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were "ineffective." To the extent they were ineffective, disclose the reasons therefore and discuss your plans to remediate any weaknesses and your progress to date in implementing these plans. Alternatively, if the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were "effective," please revise to so state. If material weaknesses in the internal controls over financial reporting existed but management concluded that disclosure controls and procedures were effective, please clearly state this fact, explain how the conclusion was reached and describe the alternate factors relied upon. Management must conclude that disclosure controls are either "effective" or "ineffective." Expressions such as "effective except for" or "may not be sufficient" are not appropriate. Please revise accordingly. In this regard, please note that Item 4(b) of the Exhibit 31 certifications requires the presentation of your conclusion about the effectiveness of the disclosure controls and procedures. Finally, we note your continued disclosure in Item 3 of the June 30, 2007 Form 10-QSB that "disclosure controls and procedures may not be sufficient." Please revise future filings to fully comply with the disclosure requirements of Item 307 of Regulation S-B.

Other

14.   We note you did not provide us with the requested written acknowledgement from the last page of our previous comment letter; as such, we are reiterating the request as shown below.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief